Broadway at Armour / Box 219139 / Kansas City, Missouri 64121-9139

Telephone: (816) 753-7000

August 11, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company
Form 10-K for fiscal year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 002-40764

Dear Mr. Rosenberg,

We are pleased to respond to your letter dated June 30, 2006. We have repeated the full text of your comments in italics, accompanied by the Company’s response. In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 9

1.

Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. It appears that your discussion of critical accounting estimates provides only a general description of the underlying methodologies and excludes quantification of the future impact resulting from reasonably likely changes in the key assumptions underlying these estimates. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting estimates and the sensitivity of your operating results to “reasonably likely” changes in key assumptions. Please provide us an expanded discussion in a disclosure-type format that quantifies the effect that changes in the estimate had on each period presented and the effect that reasonably likely changes in key assumptions may have on the estimates at the latest balance sheet date presented. Discuss any new events or information considered in revising your key assumptions such as internal and external trend data and how you provided for the continuing impact of such experience trends in your estimates.

Company Response:

The accounting estimates most significantly impacted by a change in key assumptions are Deferred Acquisition Costs and Value of Business Acquired. Thus, we propose to enhance our disclosures of accounting estimates for the upcoming Form10-K for 2006. To illustrate how we will approach the disclosures, we have drafted the following additional comments related to “Deferred Acquisition Costs (DAC) and Value of Business Acquired (VOBA)” of the Critical Accounting Policies and Estimates section on Page 10 of the 2005 Form 10-K.

The Company considers the following assumptions to be of significance when evaluating the amortization of DAC and VOBA on universal life and deferred annuity products: expected mortality, interest spreads, surrender rates and expense margins. Mortality relates to the occurrence of death. Interest spreads are the difference between the investment returns earned and the crediting rates of interest applied to policyholder account balances. Surrender rates relate to the relative volume of policy terminations. Expense margins involve the expenses incurred for maintaining and servicing in-force policies.

At least annually, a review is performed of the models and the assumptions used to develop expected future profits, based upon management’s current view of future events. Management’s view primarily reflects Company experience but can also reflect emerging trends within the industry. Short-term deviations in experience affect the amortization of DAC and VOBA in the period, but do not necessarily indicate that a change to the long-term assumptions of future experience is warranted. If it is determined that it is appropriate to change the long-term assumptions of future experience, then an unlocking adjustment is recognized for the block of business being evaluated. Certain assumptions, such as interest spreads and surrender rates, may be interrelated. As such, unlocking adjustments often reflect revisions to multiple assumptions. The balances of DAC and VOBA are immediately impacted by any assumption changes, with the change reflected through the income statement as an unlocking adjustment in the amount of DAC or VOBA amortized. These adjustments can be positive or negative. The impact of unlocking adjustments from the changes in estimates for the periods reported are included in the sections Consolidated Results of Operations and Operating Results by Segment.

The following table reflects the pre-tax impact to DAC and VOBA that could occur in a given year for an unlocking adjustment due to reasonably likely changes in significant assumptions.

Critical Accounting Estimate	Determination Methodology	Potential One-time Effect on DAC, VOBA and Related Items
Mortality Experience	Based on Company mortality experience. Industry experience and trends are also considered.	A 2.5% increase in expected mortality experience for all future years would result in a reduction in DAC and VOBA, and an increase in current period amortization expense of $5.1 million.
Surrender Rates	Based on Company surrender experience. Industry experience and trends are also considered.	A 10% increase in expected surrender rates for all future years would result in a reduction in DAC and VOBA, and an increase in current period amortization expense of $1.9 million.
Interest Spreads	Based on expected future investment returns and expected future crediting rates applied to policyholder account balances; future crediting rates include constraints imposed by policy guarantees.	A 10 basis point reduction in future interest rate spreads would result in a reduction in DAC and VOBA, and an increase in current period amortization expense of $4.7 million.
Maintenance Expenses	Based on Company experience using an internal expense allocation methodology.	A 10% increase in future maintenance expenses would result in a reduction in DAC and VOBA, and an increase in current period amortization expense of $2.8 million.

Changes in assumptions of the same magnitude in the opposite direction would have an impact of a similar magnitude but opposite direction of the examples provided.

Results of Operations, page 11

2.

Your reinsurance activities appear to materially affect operating results. Please discuss and quantify in a disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future financial position, results of operations and cash flows.

Company Response:

We propose to add a new disclosure in the Consolidated Results of Operations section in the upcoming Form 10-K for 2006. To illustrate our approach, we have drafted the new disclosure for Reinsurance using the 2005 Form 10-K, which is provided below.

Reinsurance

The Company reinsures certain risks with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. These arrangements are effected using yearly renewable term agreements and coinsurance agreements. The Company enters into these agreements to assist in diversifying risks and to limit the maximum loss from risks on certain policies. The ceded reinsurance agreements do not relieve the Company of its obligations to its policyholders. As such, the Company monitors the ongoing ability of the reinsurers to perform under the terms of the reinsurance agreements.

Premiums are reported on a gross basis, with separate reporting for premiums ceded under reinsurance agreements. Policyholder benefits and expenses are reported net of reinsurance ceded, which included the following amounts.

2005	2004	2003

Policyholder benefits and expenses

ceded under reinsurance	$56,327	$56,921	$54,452

Future policy benefits and other related assets and liabilities are not reduced for reinsurance in the balance sheet. A reinsurance receivable is established for such balance sheet items. Reinsurance related to policy and claim reserves ceded of $141.4 million and $136.9 million, are included in the reinsurance receivables as of December 31, 2005 and 2004, respectively. Ceded benefits recoverable from reinsurers were $14.8 million and $13.2 million as of December 31, 2005 and 2004, respectively.

The Company’s overall reinsurance strategy has not changed during the periods addressed in this report. However, the Company has implemented changes to its reinsurance on certain new products by reducing the amount of mortality risk that is reinsured. These changes have been made primarily due to the increased cost of reinsurance currently available in the market.

Notes to Consolidated Financial Statements

1. Nature of Operations and Significant Accounting Policies

Separate Accounts, page 37

3.	It appears that your life and annuity products contain variable features and provide minimum guarantees. In a disclosure-type format please provide an expanded description of your interest sensitive products including the extent and terms of minimum guarantees as required by paragraph 38 of SOP 03-01.

Company Response:

We propose to provide additional disclosure to the footnote for Separate Accounts in the upcoming Form 10-K for 2006. To illustrate our approach, we have drafted the additional disclosure for the Separate Accounts footnote on page 37 of the 2005 Form 10-K, which is provided below.

The total separate account assets were $367.9 million as of December 31, 2005. Variable life and variable annuity assets comprised 28% and 72% of this amount, respectively. Two guarantees are offered under variable life and variable annuity contracts: a guaranteed minimum death benefit rider is available on certain variable universal life contracts, and guaranteed minimum death benefits are provided on variable annuities. The guaranteed minimum death benefit rider for variable universal life contracts guarantees the death benefit for specified periods of time, regardless of investment performance, provided cumulative premium requirements are met. The liabilities associated with these guarantees are not material.

As of December 31, 2005, separate account balances for variable annuity contracts were $264.1 million. The total reserve held for variable annuity guaranteed minimum death benefits was $0.1 million. Additional information related to the guaranteed minimum death benefits and related separate account balances and net amount at risk (the amount by which the guaranteed minimum death benefit exceeds the account balance) as of December 31, 2005 is provided below:

Type of Guarantee (amounts in millions)	Separate Account Balance	Net Amount at Risk
Return of net deposits	$ 248.9	$ 8.6
Return of the greater of the highest anniversary contract value or net deposits	5.5	0.0
Return of the greater of every fifth year highest anniversary contract value or net deposits	5.8	0.3
Return of the greater of net deposits accumulated annually at 5% or the highest anniversary contract value	3.9	0.0
Total	$ 264.1	$ 8.9

8. Segment Information, page 56

4.

It appears that you use “customer revenues” as a segment measure, which differs from insurance revenues presented in the consolidated statements of income. Please provide us in a disclosure-type format how you define “customer revenues” and why this measure is preferable to insurance revenues. Please provide a reconciliation of segment revenues to consolidated revenues as required by paragraph 32 of SFAS 131 in a disclosure-type format.

Company Response:

The Consolidated Statements of Income of the Company contains three categories of revenue: insurance revenues, investment revenues and other revenues. Customer revenues are defined as the sum of insurance revenues and other revenues. Insurance revenues consist of premiums and contract charges, less reinsurance ceded. Other revenues include supplemental contract considerations, accumulated policyholder dividend receipts and third-party administrative and service fees related to the Company's Group Insurance segment. The Company utilizes customer revenues in evaluating the performance of the business. In order to more fully comply with paragraph 32 of SFAS 131, the Company will reconcile customer revenues to the consolidated revenues in the 2006 Form 10-K in a format similar to the following.

Amounts shown are for the years ended December 31.

	Individual	Group	Old
	Insurance	Insurance	American	Total
2005:
Insurance revenues	$ 132,162	$ 40,870	$ 66,007	$ 239,039
Other revenues	9,641	661	10	10,312
Customer revenues	$ 141,803	$ 41,531	$ 66,017	$ 249,351

	Individual	Group	Old
	Insurance	Insurance	American	Total
2004:
Insurance revenues	$ 139,892	$ 42,383	$ 67,826	$ 250,101
Other revenues	6,155	2,313	-	8,468
Customer revenues	$ 146,047	$ 44,696	$ 67,826	$ 258,569

	Individual	Group	Old
	Insurance	Insurance	American	Total
2003:
Insurance revenues	$ 153,790	$ 49,618	$ 69,236	$ 272,644
Other revenues	6,546	2,752	89	9,387
Customer revenues	$ 160,336	$ 52,370	$ 69,325	$ 282,031

Form 10-Q for the quarter ended March 31, 2006

2. New Accounting Pronouncements, page 6

5.

You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements. However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph 64 of SFAS 123R. Please refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

Company Response:

The Company carefully considered the requirements of SFAS 123R when it was implemented as of January 1, 2006, including paragraphs 64, A240 and A241. The disclosure for SFAS 123R was provided under footnote 8 “Share-Based Payment”, on page 9 of Form 10-Q for the quarter ended March 31, 2006. The Company has an incentive plan for senior executives that awards participants on the increase in the share price of the Company’s common stock through units of “phantom shares”. The plan does not utilize stock options or the granting of equity instruments, so the extent of disclosure is limited and includes the following information.

•	Nature and terms of the arrangement, including requisite service periods and other substantive conditions.
•	The effect of compensation cost arising from the share-based payments on the income statement.
•	A description of the method used during the quarter/year to estimate the fair value of awards.
•	The cash flow effects resulting from the share-based payment arrangements.
•	The total recognized tax benefit.

In summary, we believe that our footnote disclosure complies with the requirements of SFAS 123R. Any additional disclosures in the referenced paragraphs are not applicable.

We thank you for the opportunity to respond to the comments of the Commission. If you have questions, please contact me at (816) 753-7299, extension 8216.

Sincerely,

/s/Tracy W. Knapp

Tracy W. Knapp

Senior Vice President, Finance